

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 22, 2018

Jay Stasz
Chief Financial Officer
Ollie's Bargain Outlet Holdings, Inc.
6295 Allentown Boulevard, Suite 1
Harrisburg, Pennsylvania 17112

      Re: Ollie's Bargain Outlet Holdings, Inc.
             Form 10-K for the Fiscal Year Ended February 3, 2018
             Filed April 4, 2018
             File No. 001-37501

Dear Mr. Stasz:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               /s/ Jennifer Thompson

                               Jennifer Thompson
                               Accounting Branch Chief
                               Office of Consumer Products